UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  2 )*
______________
Shake Shack Inc.
 (Name of Issuer)
Common Stock, $0.001 par value per share
 (Title of Class of Securities)
819047 101
 (CUSIP Number)

James R. Berman
 Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)
Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
November 13, 2015
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Select Equity Group, L.P. (46-3465710)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,770,734
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,770,734
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,770,734
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 10.4%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners L.P. (13-3991804)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 338,127
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 338,127
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 338,127
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.9%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 4 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Holdings, LLC (13-3991559)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 338,127
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 338,127
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 338,127
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.9%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 5 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II, L.P. (82-0575314)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,267,658
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,267,658
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,267,658
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 3.5%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 6 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II Holdings, LLC (82-0575310)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,267,658
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,267,658
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,267,658
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 3.5%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 7 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Offshore Master Fund, Ltd. (98-1007715)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 2,164,949
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 2,164,949
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,164,949
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 6.0% *
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 8 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): George S. Loening
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,770,734
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,770,734
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,770,734
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 10.4%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 9 of 15 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Evan C. Guillemin
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 8,251
(8) Shared Voting Power 0
(9) Sole Dispositive Power 8,251
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,251
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.02%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 10 of 15 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the Class A Common Stock, $0.001 par value (the “A-Common”), of Shake Shack, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on February 17, 2015, as previously amended by Amendment No. 1 to Schedule 13D filed on August 20, 2015 (as amended by this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule.
ITEM 4.	PURPOSE OF THE TRANSACTION
Items 4 of the Schedule 13D are amended to reflect the following:
On November 13, 2015, the following stockholders of the Issuer entered into a trading agreement (the “Trading Agreement”): (i) Daniel H. Meyer, The Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, Union Square Hospitality Group, LLC, Union Square Cafe Corp., and Gramercy Tavern Corp. (collectively, the “Meyer Stockholders”), (ii) Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., and LGP Malted Coinvest LLC (collectively, the “LGP Stockholders”), (iii) SEG Partners, L.P., SEG Partners II, L.P., and SEG Partners Offshore Master Fund, Ltd. (collectively, the “SEG Stockholders”),  (iv) ACG Shack LLC (“ACG”), (v) Randall Garutti and The Randall J. Garutti 2014 GST Trust  (collectively, the “Garutti Stockholders”), (vi) Jeff Uttz and (vii) Jeff Flug, Gulf Five LLC and Flug 2012 GS Trust U/A/D 9/4/12 (collectively, the “Flug Stockholders”).  The Meyer Stockholders, the LGP Stockholders, the SEG Stockholders, ACG, the Garutti Stockholders, Jeff Uttz and the Flug Stockholders are individually referred to as a “Stockholder” and, collectively, as the “Stockholders”.   The Trading Agreement provides a mechanism for the orderly sale of the Issuer’s A-Common by the Stockholders in the event any or all of the Stockholders determine, from time to time during the term of the Trading Agreement, to sell such shares.
Pursuant to the Trading Agreement, and except as described below, to the extent any Stockholder(s) desire to trade the Issuer’s A-Common, such Stockholder(s) shall first notify the other Stockholders, which have the right to approve or reject the proposed trade of such A-Common.  No trade may occur without the approval of shares of A-Common and B-Common combined held by Stockholders representing at least sixty-six and two-thirds percent (66 2/3%) of the total number of shares of A-Common and B-Common combined held by the Stockholders.  All Stockholders will have the right to participate in an approved trade.
Each Stockholder may, however, trade up to an aggregate of fifty thousand (50,000) shares of A-Common per trading day, in one or more trades, without seeking approval of the other Stockholders.  This trading exemption applies to each Stockholder in the aggregate, whether or not the Stockholder, as defined, is one stockholder or a series of affiliated stockholders.
The Trading Agreement remains in effect through May 9, 2016, and may be extended by the Issuer’s board of directors for success 6-month periods.
The foregoing summary is qualified by the terms of the Trading Agreement, a copy of which is filed as Exhibit 7.7 hereto and incorporated herein by reference.

CUSIP No. 819047 101	Schedule 13D	Page 11 of 15 Pages

On November 12, 2015, SEG exchanged 100,000 LLC Interests for A-Common shares on a one for one basis and SEG II exchanged 400,000 LLC Interests for A-Common shares on a one for one basis.  Simultaneously with the exchange, an equivalent number of B-Common shares held by SEG and SEG II were cancelled without consideration pursuant to the Amended and Restated Certificate of Incorporation of the Issuer.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a) and 5(b) of the Schedule 13D are amended to reflect the following:
As of the date of this statement, (i) SEG is the record owner of 238,127 shares of B-Common and LLC Interests, (i) SEG II is the record owner of 867,658 shares of B-Common and LLC Interests, (iii) SEG Offshore is the record owner of  2,164,949 shares of A-Common, and (iv) Mr. Guillemin is the record owner of the Guillemin Options.  Each member of the SEG Group beneficially owns the number of shares of  A-Common, on an as-converted basis, as set forth below.  The percentage of A-Common beneficially owned by each such member of the SEG Group is based on 36,250,000 shares of A-Common outstanding, on an as-converted basis, as of October 30, 2015.
Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Select Equity	0	3,770,734	3,770,734	10.4%
SEG	0	338,127	338,127	0.9%
SEG Holdings	0	338,127	338,127	0.9%
SEG II	0	1,267,658	1,267,658	3.5%
SEG II Holdings	0	1,267,658	1,267,658	3.5%
SEG Offshore	0	2,164,949	2,164,949	6%
George S. Loening	0	3,770,734	0	10.4%
Evan C. Guillemin	8,251	0	8,251	0.02%
Other directors and officers of SEG Offshore	0	2,164,949	2,164,949	6.0%

CUSIP No. 819047 101	Schedule 13D	Page 12 of 15 Pages

*All share numbers presented in this table assume full conversion of B-Common and LLC Interests to A-Common.
Due to their relationships with the SEG Direct Holders, each of Select Equity, SEG Holdings, SEG II Holdings and Mr. Loening may be deemed to have shared voting and investment power with respect to the Equity Interests beneficially owned by the SEG Direct Holders. As such, Select Equity, SEG Holdings, SEG II Holdings and Mr. Loening may be deemed to have shared beneficial ownership over such Equity Interests.  SEG and SEG Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG II and SEG Offshore;  SEG II and SEG II Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG and SEG Offshore; and SEG Offshore disclaims beneficial ownership of the Equity Interests held directly by SEG and SEG II.
Additionally, by virtue of the various agreements and arrangements among the SEG Funds described in this Schedule 13D and the other members of (i) the Voting Group (the other members of the Voting Group, the “Non-SEG Voting Members”) and (ii) the Trading Group (as defined below) (the other members of the Trading Group, the “Non-SEG Trading Members”), the Non-SEG Voting Members and the Non-SEG Trading Members may be deemed to be members of a “group” with the Reporting Persons.  None of the Non-SEG Voting Members nor Non-SEG Trading Members are Reporting Persons on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any Non-SEG Voting Member or Non-SEG Trading Member beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is amended to reflect the following:
As stated above, on November 13, 2015, the Stockholders entered into a Trading Agreement.  The Trading Agreement is discussed in Item 4 and is filed as Exhibit 7.7.
The foregoing summary does not purport to be complete, and is qualified in its entirety be reference to the Trading Agreement filed herewith as Exhibit 7.7 and incorporated herein by reference.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is amended to include the following:

CUSIP No. 819047 101	Schedule 13D	Page 13 of 15 Pages

7.7	Trading Agreement, effective as of November 13, 2015, by and among Daniel H. Meyer, The Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, Union Square Hospitality Group, LLC, Union Square Café Corp., Gramercy Tavern Corp., Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Malted Coinvest LLC, SEG Partners, L.P., SEG Partners II, L.P., SEC Partners Offshore Master Fund, Ltd., ACG Shack LLC, Randall Garutti, The Randall J. Garutti 2014 GST Trust, Jeff Uttz, Jeff Flug, Gulf Five LLC and Flug 2012 GS Trust U/A/D 9/4/12.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated as of November 13, 2015

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its general partner

By: /s/ George Loening	Date: November 13, 2015

SEG PARTNERS L.P.

By: SEG Partners Holdings, LLC, its general partner

By: /s/ George Loening	Date: November 13, 2015

SEG PARTNERS HOLDINGS, LLC

By: /s/ George Loening	Date: November 13, 2015

SEG PARTNERS II, L.P.

By: SEG Partners II Holdings, LLC, its general partner

By: /s/ George Loening	Date: November 13, 2015

SEG PARTNERS II HOLDINGS, LLC

By: /s/ George Loening	Date: November 13, 2015

SEG PARTNERS OFFSHORE MASTER FUND, LTD.

By: /s/ George Loening	Date: November 13, 2015

GEORGE S. LOENING

By: /s/ George Loening	Date: November 13, 2015

EVAN C. GUILLEMIN

By: /s/ Evan C. Guillemin	Date: November 13, 2015

CUSIP No. 819047 101	Schedule 13D	Page 15 of 15 Pages

SCHEDULE 1
Directors and Executive Officers of SEG Offshore

George S. Loening – Director
John D. Britton – Director
Martin J. Lang – Director
Grant Jackson - Director